EMPLOYMENT AGREEMENT

         AGREEMENT made and entered into as of September 3, 1996 between Donnkenny Apparel Inc., a Delaware corporation (the "Company"), and Mel Weiss ("Employee").

                              W I T N E S E T H :

         WHEREAS, pursuant to a Stock Purchase Agreement of even date herewith (the "Stock Purchase Agreement"), Employee is selling to the Company all of the outstanding shares of capital stock (the "Seller Shares") of Fashion Avenue Knits, Inc. ("Fashion"), The Sweater Company, Inc., Lonestar Sportswear Co., Inc. and Sitazi, Ltd. (Fashion and such other corporations (and any other subsidiaries or affiliates thereof sold to the Company) are collectively referred to herein as the "Fashion Companies"); and

         WHEREAS, Employee is currently employed by Fashion and has confidential knowledge of the business and affairs of the Fashion Companies; and

         WHEREAS, pursuant to the terms of the Stock Purchase Agreement, the execution and delivery of this Employment Agreement by Employee is a condition precedent to the obligation of the Company to acquire the Seller Shares; and

         WHEREAS, the Company desires to enter into this Employment Agreement with Employee, and Employee desires to be employed by the Company on the terms and conditions set forth in this Employment Agreement.

         NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants herein contained, hereby agree as follows:

     1. Term of Employment. Subject to the terms and conditions hereinafter set forth, the Company shall employ Employee and Employee shall be employed by the






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Company, or any subsidiary or affiliate of the Company as the Company shall from time to time select in accordance with Paragraph 2 hereof, for an employment term commencing as of September 3, 1996 and terminating at the end of the Company's fiscal year in November 1999 (the "Initial Term"); provided that, the Company may elect, by notice to Employee at least ninety (90) days prior to the expiration of the Initial Term, to extend this Agreement for an additional two-year term terminating at the end of the Company's fiscal year in November 2001 (the "Renewal Term"). The Initial Term (and the Renewal Term, if applicable) or such shorter period as may be contemplated by this Employment Agreement during which Employee shall be employed pursuant to this Employment Agreement is hereinafter called the "Term of Employment."

         2. Scope of Employment. During the Term of Employment, Employee shall be employed as the President of Fashion or any subsidiary, affiliate or division of the Company that is a direct or indirect successor to the business of the Fashion Companies. In addition, Employee shall well and faithfully render and perform such other reasonable executive and managerial services commensurate with his position as may be assigned to him, from time to time, by or under the sole authority of the Board of Directors and Richard Rubin or his successor as the President of the Company. Employee will devote his full working time and efforts to the business and affairs of the Company, as now or hereafter conducted, and shall be at all times subject solely to the direction and control of the Board of Directors and Richard Rubin or his successor as the President of the Company. Employee shall render such services to the best of his ability and shall use his best efforts to promote the interests of the Company. Employee will not engage in any capacity or activity which is, or may be, contrary to the welfare, interest or benefit of the business now or hereafter conducted by the

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Company. Notwithstanding the foregoing, Employee may continue the business of
American Fashion Design as currently conducted; provided that Employee does not devote any significant time to such activities and that such activities do not conflict with or impede the performance by Employee of his obligations hereunder. Employee may also attend six Board meetings of Cyberform in each calendar year.

         3. Location of Employment. Employee shall render his services primarily within the greater New York City metropolitan area. Notwithstanding the foregoing, Employee acknowledges and agrees that Employee's duties hereunder from time to time may include domestic and foreign travel outside such New York City area as the performance of Employee's duties may require of a nature as to locations consistent with past practice, but such travel will be at the Company's expense in accordance with the Company's travel policy.

         4.       Compensation.

                  (a) As compensation for all services provided for herein, the Company will pay, or cause to be paid, to Employee, and Employee will accept, a salary (the "Salary") during the Term of Employment to be paid in regular installments in accordance with the Company's usual paying practices, but not less frequently than monthly, as follows: (i) commencing on the date hereof, the Salary shall be at the rate of $350,000 per annum; (ii) commencing on September 1, 1997, the Salary shall be at the rate of $400,000 per annum; (iii) commencing on September 1, 1998, the Salary shall be at the rate of $450,000 per annum; and (iv) commencing on September 1, 1999, the Salary shall be at the rate of $500,000 per annum.

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                  (b) If for the fiscal year of the Company ending in November
1997 and for each fiscal year thereafter during the Term of Employment, Gross Profits (as hereinafter defined) equal or exceed the Target Number (as hereinafter defined), then Employee shall be entitled to a bonus in an amount equal to Employee's Salary per annum (as in effect prior to September 1 during such fiscal year), plus an amount equal to 20% of Gross Profits in excess of the Target Number (the "Bonus"). The Company shall determine the amount of Gross Profits and any Bonus due Employee, notify Employee of such determinations, and pay any Bonus within 120 days following the close of any fiscal year of the Company. If Employee terminates his employment with the Company or if his employment is terminated by the Company for cause (as hereinafter defined), no Bonus shall be due or payable to Employee for the balance of the Term of Employment. If this Employment Agreement is terminated by reason of death or disability, the Company shall pay to Employee the Bonus for the fiscal year during which such termination occurs, as determined herein, prorated by multiplying the Gross Profits for such fiscal year by a fraction, the numerator of which is the number of days of actual employment pursuant to this Employment Agreement and the denominator of which is 365, and thereafter Employee shall not be entitled to receive any Bonus with respect to any subsequent periods.

                  (c) The "Target Number" shall be $11,000,000 for the fiscal year of the Company ending in November 1997, $11,500,000 for the fiscal year of the Company ending in November 1998, and $12,000,000 for each subsequent year during the Term of Employment. "Gross Profits" shall mean the net sales minus cost of sales from the operations of the Fashion Companies for a respective full fiscal year of the Company, as

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determined by the Company's internal accounting department in accordance with the Company's accounting practice on a Company-wide basis.

                  (d) In addition to the Salary and the Bonus described above, Employee may be eligible to receive merit or other discretionary bonuses, in the sole discretion of the Board of Directors of the Company.

                  (e) The Salary, the Bonus and any other bonuses will be subject to such deductions by the Company as the Company is from time to time required to make pursuant to law, government regulations or order or by agreement with, or consent of, Employee. Such payments may be made by check or checks of the Company or any of its parent, subsidiaries or affiliates as the Company may, from time to time, find proper and appropriate.

                  (f) (i) In each year during the Term of Employment, at or about the date of the Annual Meeting of the Company's parent, Donnkenny, Inc. (the "Parent Company"), which has historically been held in April of each year, and at the same time as stock options are granted on a Company-wide basis, Employee shall be granted options to purchase not less than 10,000 shares of the Common Stock of the Parent Company pursuant to the Parent Company's Employee Stock Option Plan, as such plan may exist from time to time; provided that no such grant shall be made at a time when Employee is not an employee of the Company.

                    (ii) In addition, Employee shall be granted, within 15 days following the date hereof, options to purchase 50,000 shares of Common Stock of the Parent Company, at $17.625 per share. Thirty percent of such shares shall vest on the last day of the Initial Term and, 35% of such shares shall vest on the last day of each of the first and second years

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of the Renewal Term; provided that no shares shall vest on any date on which
Employee is no longer employed by the Company. Vested shares may be exercised during the Term of Employment and within ninety (90) days following the end of Employee's employment.

         5.       Expenses.

                  (a) Employee shall be entitled to reimbursement by the Company for all reasonable legitimate business expenses actually incurred by him on its behalf in the course of his employment by the Company and which have been submitted in accordance with the rules and regulations promulgated under the Internal Revenue Code of 1986, as amended, upon the presentation by Employee, from time to time, of an itemized account of such expenditures together with such vouchers and other receipts as the Company may request in accordance with Company policy and Internal Revenue Service regulations.

                  (b) In addition to the above, the Company shall provide Employee with two cars and a driver and all expenses related to such cars and life insurance coverage, all on a basis substantially equivalent to those provided to Employee by the Fashion Companies.

         6. Vacation. Employee shall be entitled to vacations in accordance with the Company's prevailing policy for its senior operating executives.

         7.       Termination.

                  (a) Disability. If, during the Term of Employment, Employee shall be unable, for a period of more than three (3) consecutive months or for periods aggregating more than twenty (20) weeks in any fifty-two (52) consecutive weeks to perform the services provided for herein as a result of illness, incapacity or a physical or other disability of any nature, the Company may, upon not less than thirty (30) days notice, terminate Employee's employment hereunder. The Company shall pay the Salary to Employee, or his legal

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representatives, to the end of the month in which such termination occurs.
Employee shall be considered unable to perform the services provided for herein if he is unable to attend to the normal duties required of him. Upon completion of the termination payments provided for in this paragraph, all of the Company's obligations to pay compensation under this Employment Agreement shall cease.

                  (b) Death. If Employee shall die during the Term of Employment, this Employment Agreement shall terminate at the end of the month in which Employee's death takes place, Employee's estate shall continue to receive the Salary until the end of such month and Employee's family's coverage under the Company's medical and hospitalization plan will continue for a period of six (6) months thereafter.

                  (c) For Cause. In addition to the provisions for the cancellation and/or termination hereof hereinabove provided, the Company may, at any time, terminate and/or cancel this Employment Agreement and the Term of Employment for cause (as hereinafter defined) by sending notice to the Employee of its intention to so cancel and/or terminate. Cancellation and/or termination under this paragraph shall become effective within forty-eight (48) hours of the date of receipt of notice under this paragraph, without Employee having any recourse against the Company for damages.

                  For purposes of this Employment Agreement, "cause" shall be defined to mean (i) fraud, dishonesty or similar malfeasance, (ii) substantial refusal to comply or default in complying with the Company's reasonable directions and/or failure to comply or perform any of the material terms and/or obligations of this Employment Agreement, if such refusal, default or failure continues for a period of more than ten (10) days after receipt by Employee of notice from the Company setting forth in reasonable detail the activity by the

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Employee which the Company deems to be cause for termination of this Employment
Agreement, or (iii) Employee's alcohol or drug abuse.

         8.       Benefits.

                  (a) Employee shall be entitled to participate in all group life insurance, group disability insurance, medical and hospitalization plans, and pension and profit sharing plans as are presently being offered by the Company or which may hereafter, during the Term of Employment, be offered to its operating executives on a Company-wide basis.

                  (b) From and after the date of this Employment Agreement, the term "compensation" as used in any pension or profit sharing plan maintained by Fashion or the Company shall include only the Salary payable hereunder.

         9. Key-Man Life Insurance . Employee agrees to fully cooperate with the Company in the Company's obtaining key-man life and stroke or disability insurance under which the Company shall be the beneficiary. Such cooperation shall include, but not be limited to, Employee's submitting to insurance health examinations.

         10. Disclosure. Employee will not at any time, directly or indirectly, disclose or furnish to any other person, firm or corporation:

                  (a) any information concerning the methods of conducting or obtaining business, of manufacturing or advertising products, or of obtaining customers;

                  (b) any confidential information acquired by him during the course of his employment by the Company, including, without limiting the generality of the foregoing, the names of any customers or prospective customers of, or any person, firm or corporation who or which have or shall have traded or dealt with, the Company (whether such customers have been obtained by Employee or otherwise); and/or

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                  (c) any confidential information relating to the products, designs, styles, processes, discoveries, materials, ideas, creations, inventions or properties of the Company.

         11. Covenants Not to Compete or Solicit. In consideration of the Company's covenants contained herein and in the Stock Purchase Agreement, including, in particular, the Company's covenant to pay the Purchase Price (as defined in the Stock Purchase Agreement), Employee agrees that Employee shall not, in the United States, directly or indirectly:

                  (i) during the Term of Employment and for a period of two (2) years following termination of the Term of Employment, engage or participate in (whether as employee, lender, investor, shareholder, consultant or partner or in any other manner or capacity), or lend his name (or any part or variant thereof) to any business which is, or as a result of Employee's engagement or participation would become, competitive with any aspect of the business conducted by the Company during the Term of Employment;

                  (ii) during the Term of Employment and for a period of two
         (2) years following termination of the Term of Employment, solicit or otherwise deal in competition with the Company with respect to any customers doing business with the Company; or

                  (iii) during the Term of Employment and for a period of three
         (3) years following termination of the Term of Employment, employ, hire, solicit, be associated with or otherwise interfere with or endeavor to entice away any officer, director, employee or agent of the Company.

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         Notwithstanding the foregoing, Employee may engage in the activities described in Paragraph 2 above and the foregoing shall not prohibit Employee from owning less than 5% of a public company engaged in an activity that would otherwise be prohibited by this Agreement; provided that such ownership is solely a passive investment.

         Employee shall not at any time, during or after the termination of this Agreement, engage in any business which uses as its name, in whole or in part, any name used by the Company or any of its subsidiaries during the Term of Employment.

         12. Inventions. As between Employee and the Company, all products, designs, styles, processes, discoveries, materials, ideas, creations, inventions and properties, whether or not furnished by Employee, created, developed, invented or used in connection with Employee's employment hereunder or prior to this Employment Agreement, will be the sole and absolute property of the Company for any and all purposes whatever in perpetuity, whether or not conceived, discovered and/or developed during regular working hours. Employee will not have, and will not claim to have, under this Employment Agreement or otherwise, any right, title or interest of any kind or nature whatsoever in or to any such products, designs, styles, processes, discoveries, materials, ideas, creations, inventions and properties.

         13. Injunctive Relief. The parties hereto recognize that irreparable damage may result to the Company and its business and properties if Employee fails or refuses to perform his obligations under this Employment Agreement and that the remedy at law for any such failure or refusal may be inadequate. Accordingly, it is understood that the Company has not waived its rights to seek any provisional remedies (including, without limitation, injunctive relief) and damages.

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         14. Absence of Restrictions. Employee represents and warrants that he is not a party to any agreement or contract pursuant to which there is any restriction or limitation upon his entering into this Employment Agreement or performing the services called for by this Employment Agreement.

         15. Further Instruments. Employee will execute and deliver all such other further instruments and documents as may be necessary, in the opinion of the Company, to carry out the purposes of this Employment Agreement, or to confirm, assign or convey to the Company any products, designs, styles, processes, discoveries, materials, ideas, creations, inventions or properties referred to in Paragraph 12 hereof, including the execution of all patent, design patent, copyright, trademark or trade name applications.

         16. Invalidity and Severability. If any provisions of this Employment Agreement are held invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Employment Agreement, and, to that extent, the provisions of this Employment Agreement are intended to be and shall be deemed severable. In particular and without limiting the foregoing sentence, if any provision of Paragraph 11 of this Employment Agreement shall be held to be invalid or unenforceable by reason of geographic or business scope or the duration thereof, such invalidity or unenforceability shall attach only to such provisions and shall not affect or render invalid or unenforceable any other provisions of this Employment Agreement, and any such provisions of this Employment Agreement shall be construed as if the geographic or business scope or the duration of such provision had been more narrowly drawn so as not to be invalid or unenforceable.

         17. Notices. All notices and other communications under this Agreement shall be in writing and shall be either delivered personally, mailed by certified mail, return receipt

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requested, sent by recognized overnight delivery service or, to the extent receipt is confirmed, by telecopy, telefax, or other electronic transmission service to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision). Notice shall be deemed given upon receipt.

         As to Employee:           Mel Weiss
                                   c/o Fashion Avenue Knits
                                   1710 Flushing Avenue
                                   Ridgewood, New York 11385

         with a copy to:           Silverberg, Stonehill & Goldsmith, P.C.
                                   111 West 40th Street
                                   New York, New York 10018

         As to the Company:        Donnkenny Apparel, Inc.
                                   1411 Broadway
                                            New York, New York  10018
                                   Attn: Richard Rubin,
                                            President and Chief
                                            Executive Officer

         with a copy to:           Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                   551 Fifth Avenue
                                   New York, New York  10176


         18. Assignment. A party hereto may not assign this Employment Agreement or any rights or obligations hereunder without the consent of the other party hereto; provided, however, that upon the sale or transfer of all or substantially all of the assets of the Company, or upon the merger by the Company into, or the combination with, another corporation, this Employment Agreement will inure to the benefit of and be binding upon the person, firm or corporation purchasing such assets, or the corporation surviving such merger or consolidation, as the case may be. The provisions of this Employment Agreement

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where applicable are binding upon the heirs of Employee and upon the successors and assigns of the parties hereto.

         19. Waiver of Breach. Waiver by either party of a breach of any provision of this Employment Agreement by the other shall not operate or be construed as a waiver of any subsequent breach by such other party.

         20. Entire Employment Agreement. This instrument contains the entire agreement of the parties as to the subject matter hereof and supersedes and replaces all prior oral or written agreements between the parties. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

         21. Applicable Law. This Employment Agreement shall be construed in accordance with the laws of the State of New York, without regard to its principles of conflicts of laws.

         IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and year first above written.

                       DONNKENNY APPAREL, INC.



                       By: /s/ Richard Rubin
                           --------------------------------------------
                           Richard Rubin, President
                           and Chief Executive Officer


                           /s/ Mel Weiss
                           --------------------------------------------
                           Mel Weiss

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